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                                                               Exhibit 99(c)

                          Louisiana Power and Light Company
                Computation of Ratios of Earnings to Fixed Charges and
        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                            Twelve Months Ended
                                                                               December 31,                    June 30,
                                                               1990      1991      1992      1993      1994      1995
Fixed charges, as defined:
  Interest on long-term debt                                 $154,357  $158,816  $128,672  $124,633  $124,820  $124,984
  Interest on notes payable                                        87        --       150       898     1,948     1,597
  Other interest charges                                        6,378     5,924     5,591     5,706     4,546     5,566
  Amortization of expense and premium on debt - net(cr)         3,397     3,282     7,100     5,720     5,130     5,201
  Interest applicable to rentals                               12,906    11,381     9,363     8,519     8,332    10,399
                                                             ----------------------------------------------------------

Total fixed charges, as defined                               177,125   179,403   150,876   145,476   144,776   147,747

Preferred dividends, as defined (a)                            42,365    41,212    42,026    40,779    29,171    28,448
                                                             ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $219,490  $220,615  $192,902  $186,255  $173,947  $176,195
                                                             ==========================================================

Earnings as defined:

  Net Income                                                 $155,049  $166,572  $182,989  $188,808  $213,839  $217,535
  Add:
    Provision for income taxes:
      Federal and State                                        62,236     8,684    36,465    70,552    79,260   122,284
    Deferred Federal and State - net                           (9,655)   67,792    51,889    43,017    21,580   (14,743)
    Investment tax credit adjustment - net                     26,646     8,244    (1,317)   (2,756)  (37,552)  (37,017)
    Fixed charges as above                                    177,125   179,403   150,876   145,476   144,776   147,747
                                                             ----------------------------------------------------------

Total earnings, as defined                                   $411,401  $430,695  $420,902  $445,097  $421,903  $435,806
                                                             ==========================================================

Ratio of earnings to fixed charges, as defined                   2.32      2.40      2.79      3.06      2.91      2.95
                                                             ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.87      1.95      2.18      2.39      2.43      2.47
                                                             ==========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

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